June 25, 2009

Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	NetFabric Holdings, Inc. Preliminary Information Statement on Schedule 14C Filed May 12, 2009 File No. 000-31553

Dear Ms. Jacobs:

On behalf of NetFabric Holdings, Inc., (“NetFabric” or the “Company”), we hereby submit NetFabric’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 20, 2009, regarding the above referenced Preliminary Information Statement on Schedule 14C.

For the convenience of the Staff, the Staff’s comments are included herein and are followed by the corresponding responses of the Company.

General

1.
We note that you have not filed Form 10-Ks for the fiscal years ended December 31, 2007 and December 31, 2008 or Form 10-Qs for the quarterly periods ended March 31, 2008, June 30, 2008, September 30, 2008 or March 31, 2009. We remind you of your reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the filing deadlines of Form 10-K and Form 10-Q. Please also note that a Form 12b-25 is required to be filed when a periodic filing will be filed late. Please tell us when you plan to file all of your delinquent periodic reports. Otherwise, please consider whether you are eligible to terminate your registration under the Securities Exchange Act of 1934.

Response

On April 1, 2008, the Company filed a Form 8-K with the Commission stating that the Company could no longer expend its limited financial resources on meeting its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). From the date of that filing, the Company has not filed any annual, quarterly or periodic reports with the Commission, and it does not plan on filing any subsequent reports until it has solved its financial resources needs.

The Company also considered terminating its registration under the Exchange Act, however, the Company has more than 300 shareholders of record, and its total assets have exceeded $10 million on the last day of at least one of its three most recent fiscal years.

Purpose of Stock Acquisition, page 8

2.
We note your statement that your board of directors and majority shareholders chose to engage in the bridge financing and subsequent stock acquisition “after many deliberations, as well as the Board's diligence regarding the Company's operating performance.” Please revise your disclosure to provide a reasonably detailed discussion of all material events that led to and culminated with the Board's decision to undertake the transactions with Fortify Infrastructure Services. All material contacts, negotiations and agreements must be described. See Item 14(b)(7) of Schedule 14A (applicable to Schedule 14C pursuant to Item 1 thereof) and Item 1005(b) of regulation M-A. Identify the person(s) who initiated and participated in the process, and describe the context and nature of each material event. Also, provide background information on how the purchase price was determined.

Response

Please see page 8 of the Preliminary Information Statement for the Company’s response.

Risk Factors, page 16

3.	Please tell us what consideration you gave to including a risk factor discussing your failure to file periodic reports and the risks this may impose on investors.

Response

The Company has included a risk factor discussing our failure to file periodic reports and the risks this may impose on investors in its revised Preliminary Information Statement on page 19.

Financial Statements, page 38

4.
Revise to provide updated financial statements and relayed disclosures as required by Rule 3-12 of Regulation S-X. Please also provide financial statements for UCA, which may be unaudited. For additional guidance, please see Interpretation 1.H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2001, available on our website at www.sec.gov.

Response

The Company has revised its financial statements as requested. Please see page F26 and F34 of the Preliminary Information Statement.

Required Votes, page 39

5.
We note the list of shareholders that have approved the proposals included in the information statement. Please describe each shareholder's relationship with the Company. Also, please describe the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l).

Response

Other than Fahad Syed, none of the shareholders who approved the proposals in the information statement are officers, directors or affiliates of the Company. As discussed in the Company’s response on page 9 of the revised Information Statement, the shareholders listed in the Information Statement were not solicited by the Company, rather, they were involved initially in discussions concerning the Company’s attempts to raise additional capital and then in the negotiations to sell the Company’s subsidiary, UCA, to different entities. As a result, these shareholders have been direct participants in the transaction.

Unaudited Pro Forma Condensed Financial Information, page F-26

6.
Pro forma information for all periods is required for discontinued operations that are not yet reflected in historical statements. Refer to Rule 11-01(a)(4) of Regulation S-X. Revise to present unaudited pro forma financial statements for each period presented in the information statement in order to reflect the discontinuance of UCA’s business on NetFabric Holding’s historical financial statements.

    Response

The Company has revised its financial statements as requested. Please see page P1 of the Preliminary Information Statement.

If you have any questions with regard to the foregoing or require any further information, please contact me at (212) 536-4802.  Because the Company hopes to complete its offering as soon as practicable, if there is anything that we can do to expedite your review, please let me know as soon as possible.

Sincerely, /s/ Uche D. Ndumele Uche D. Ndumele

cc:	Via Facsimile
Fahad Syed
NetFabric Holdings, Inc.
Facsimile: (973) 263-4746